                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                          Princeton American Corp. New
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  741783302000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 29, 1999
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741783302000                13G                 PAGE ___  OF ___ PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        a. Laurence J. Testasecca
        b. Diane K. Testasecca
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        a. Laurence J. Testasecca - U.S.
        b. Diane K. Testasecca - U.S.
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

                                   a. Laurence J. Testasecca; 4.7% of the
      Shares                          outstanding stock (see Item 4 below)
                                   b. Diane K. Testasecca; 0.7% of the
                                      outstanding stock (see Item 4 below)
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   a. Laurence J. Testasecca = 0
                                   b. Diane K. Testasecca = 0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        a. Laurence J. Testasecca; 4.7% of the
                                      outstanding stock (see Item 4 below)
                                   b. Diane K. Testasecca; 0.7% of the
                                      outstanding stock (see Item 4 below)
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   a. Laurence J. Testasecca = 0
    Person With                    b. Diane K. Testasecca = 0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        The aggregate number of shares identified in Item 4 is unknown at this time. However, assuming that the number of the outstanding shares of common stock of Princeton American Corp. New is fifteen million (15,000,000) shares, the shares identified in Item 4 beneficially owned by Laurence J. Testasecca represent 4.7% and the shares beneficially owned by Diane Testasecca represent 0.7% of all outstanding common stock of the Issuer identified in Item 4.
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions) N/A

        N/A
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (11)

        a. Laurence J. Testasecca; 4.7% of the outstanding stock (see Item 4 below)
        b. Diane K. Testasecca; 0.7% of the outstanding stock (see Item 4 below)
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        a. Laurence J. Testasecca = IN
        b. Diane K. Testasecca = IN
--------------------------------------------------------------------------------

                         INSTRUCTIONS FOR SCHEDULE 13G


INSTRUCTIONS FOR COVER PAGE

          (1) Names and I.R.S. Identification Numbers of Reporting Persons-- Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

          (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d1(k)(1) in which case it may not be necessary to check row 2(b)].

          (3)   The third row is for SEC internal use; please leave blank.

          (4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

 (5)-(9),(11)   Aggregate Amount Beneficially Owned by Each Reporting Person,
                Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of
                Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

          (10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

          (12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                                          Category                       Symbol
                Broker Dealer                                             BD
                Bank                                                      BK
                Insurance Company                                         IC
                Investment Company                                        IV
                Investment Adviser                                        IA
                Employee Benefit Plan, Pension Fund, or Endowment Fund    EP
                Parent Holding Company/Control Person                     HC
                Savings Association                                       SA
                Church Plan                                               CP
                Corporation                                               CO
                Partnership                                               PN
                Individual                                                IN
                Other                                                     OO

Notes: Attach as many copies of the second part of the cover page as are needed, one
         reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

             SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

     A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

     B. Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

     C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.  SECURITY AND ISSUER

         (a) Princeton American Corp. New

         (b) 2222 E. Camelback Road, Suite 105, Phoenix, AZ 85016

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Laurence J. Testasecca and Diane K. Testasecca

              Business Address:  30007 Van Dyke, Warren, MI 48090
         (b) Residence Address: 5669 Walnut Ridge Circle, West Bloomfield, MI 48322

         (c)  United States

         (d)  Common Stock

         (e)  741783302000

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: N/A

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

               (a) Amount beneficially owned and (b) Percent of class:  The number of outstanding shares of the Issuer is unknown at this time. The Issuer has filed bankruptcy in the United States Bankruptcy Court, District of Arizona. Based on documents filed in the bankruptcy court by the Issuer, the number of outstanding shares of common stock for the Issuer is between fifteen million (15,000,000) and twenty-six million (26,000,000) shares. Assuming the number of outstanding shares of stock of the Issuer is fifteen million (15,000,000), Laurence J. Testasecca is the beneficial owner of 4.7% (700,000 shares) of the Issuer's outstanding common stock and Diane K.

     Testasecca is the beneficial owner of 0.7% (100,000 shares) of the Issuer's outstanding common stock.

     (c) Number of shares as to which the person has:

           Sole power to vote or to direct the vote
     (i) a. Laurence J. Testasecca; 700,000 shares; 4.7% of the outstanding stock (see Item 4(a) and (b) b. Diane K. Testasecca; 100,000 shares; 0.7% of the outstanding stock (see Item 4(a) and (b))

           Shared power to vote or to direct the vote
     (ii)  a. Laurence J. Testasecca= 0
           b. Diane K. Testasecca=0

           Sole power to dispose or to direct the disposition of
     (iii) a. Laurence J. Testasecca; 700,000 shares; 4.7% of the outstanding stock (see Item 4(a) and (b))
           b. Diane K. Testasecca; 100,000 shares; 0.7% of the outstanding stock (see Item 4(a) and (b))

           Shared power to dispose or to direct the disposition of
     (iv)  a. Laurence J. Testasecca= 0
           b. Diane K. Testasecca=0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. N/A
Instruction: Dissolution of a group requires a response to this item.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP. N/A

ITEM 10. CERTIFICATION


          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                                   October 15, 1999
                                             ---------------------------------
                                                          Date

                                             /s/ Diane K. Testasecca
                                             ---------------------------------
                                                         Signature

                                                 Diane K. Testasecca
                                             ---------------------------------
                                                         Name/Title

                                                   October 15, 1999
                                             ---------------------------------
                                                          Date

                                             /s/ Laurence J. Testasecca
                                             ---------------------------------
                                                         Signature

                                                 Laurence J. Testasecca
                                             ---------------------------------
                                                         Name/Title